SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY, 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 6, 2018

List of materials

Documents attached hereto:

i) Press release Announcement of Determination of Issue Price and Other Matters in Relation to Issuance of New Shares as Restricted Stock Compensation

February 6, 2018
Sony Corporation

Determination of Issue Price and Other Matters
in Relation to Issuance of New Shares as Restricted Stock Compensation

Sony Corporation (the “Corporation”) today announces that, in relation to the issuance of new shares (the “Issuance of New Shares”) as restricted stock compensation, which was decided by the Representative Corporate Executive Officer of the Corporation on February 2, 2018 pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, and which was announced on such day, matters such as the issue price were determined, as follows:

(1) Issue price	5,385 yen per share
(2) Total issue price of shares to be issued	134,625,000 yen

In light of the terms and conditions of the bonds with stock acquisition rights that are already issued by the Corporation, and in order to eliminate any arbitrariness in the determination of the issue price, the issue price shall be 5,385 yen, which is the higher of (i) 5,371 yen, which is the average of the closing prices of the shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (each, the “Closing Price”) for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the Shares (February 28, 2018) (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); and (ii) 5,385 yen, which is the Closing Price on February 1, 2018 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made the decision on the Issuance of New Shares).  We believe that the issue price is reasonable on the basis that it will be, in accordance with the above-mentioned method of calculation of the issue price, equal to the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Issuance of New Shares, and we also believe that the issue price does not represent a price that is particularly favorable to the Non-Executive Directors of the Corporation and the Executive of the subsidiary of the Corporation.

Other details of the Issuance of New Shares have not been changed from the details published on February 2, 2018.  For the outline of the Issuance of New Shares, please refer to the press release titled “Issuance of New Shares as Restricted Stock Compensation” dated February 2, 2018.

 EOF